UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-54550

CUSIP NUMBER: 811066109

(Check One): [_] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [X] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended: March 31, 2014

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

SCRIPSAMERICA, INC.
Full Name of Registrant

Former Name if Applicable

Corporate Office Centre Tysons II, 1650 Tysons Boulevard, Suite 1580
Address of Principal Executive Office (Street and Number)

Tysons Corner, VA 22102
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

The registrant was not able to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 within the prescribed time period because it has experienced delays in the collection, analysis and disclosure of certain information required to be included in (or otherwise necessary in connection with) the preparation and filing of the Form 10-Q. The Form 10-Q will be filed within the prescribed extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard C. Fox, Esq.	(207)	766-0944
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   [X] Yes   [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   [X] Yes   [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Three months ended March 31, 2014 compared to the three months ended March 31, 2013.

Revenue Net: The following table sets forth selected statement of operations data as data as a percentage of total revenue for the three months period ended March 31, 2014 and 2013

Products sold	2014	% to total	2013	% to total	Change
Prescription drug products	617,000	13%	184,000	8%	433,000
OTC & non prescription products	–	0%	117,000	5%	(117,000)
Revenue, from contract packager	3,687,000	77%	1,955,000	87%	1,732,000
Revenue, from pharmaceutical partner	479,000	10%	–	0%	479,000
Gross Sales	4,783,000	100%	2,256,000	100%	2,527,000
Discounts / Charge backs	–	0%	(150,000)	-7%	150,000
Adjustment to sales for contract packager and pharmaceutical partner	(3,959,000)	-83%	(1,819,000)		(2,140,000)
Net Sales	824,000		287,000		537,000

Net Revenues

For the three month period ended March 31, 2014, the Company generated net sales revenue of approximately $824,000 as compared to net sales revenue of approximately $287,000 for same period in 2013, an increase of approximately $537,000. This increase in sales versus the same three month period a year ago is mainly due to prescription sales from our specialty pharmacy business for topical creams. The topical creams prescription business accounted for approximately $615,000 of the sales increase. In February 2014 we entered into a Business Management Agreement with Implex Corporation which had acquired Main Avenue Pharmacy Inc. for $550,000. Main Avenue Pharmacy is a specialty pharmacy which ships the topical creams. Sales from the U.S. government contract through a contract packager which are recorded net of costs, declined approximately $13,000. Sales commission earned from WholesaleRx, a pharmaceutical distributor, under which we earn a 14% commission on the gross margin of generic pharmaceutical sales, was approximately $83,000 in first quarter 2014; there were no commissions earned in 2013.

In first quarter 2013 we had net sales of approximately $151,000, mainly to McKesson, but in second quarter of 2013 we made a strategic business decision to exit sales to McKesson due to increase charge back costs. Consequently we have no sales in this area in first quarter 2014.

Gross Profit: Gross profit for three month period end March 31, 2014 was approximately $598,000, which was 73% of our net sales as compared to a gross profit loss of approximately $11,000 for the same period in 2013, an increase of approximately $609,000. The increase in our gross profit from 2014 to 2013 can be attributed to our management of the specialty pharmacy business and its topical creams prescriptions, which generated significant sales in first quarter 2014 and also has a gross margin percentage that ranges from 65% to 75% as well as the Company’s decision not to continue its relationship with McKesson, which had a breakeven gross margin percentage in the first quarter of 2013.

Operating Expenses

Our first quarter 2014 operating expenses consist of Selling, General and Administrative expenses, excluding share-based compensation issued for services in the amount of approximately $214,000. Selling expense were approximately $426,000, and General and Administrative costs were approximately $281,000 for the first quarter of 2014.

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Selling. For the three months ended March 31, 2014, selling cost increased approximately $381,000 compared to the same period in 2013. A significant portion of this increase is due to sales commission paid on sales from our management of the specialty pharmacy business and its prescription topical creams business, which commission costs were approximately $310,000, and we pay a commission fee of approximately 30% to 50% on the sales revenue on prescriptions shipped in the quarter to our outside third party sales forces. The other $71,000 selling costs increase were for a special billing services provided by a third party provider and costs related to RapiMed® marketing.

General and Administrative. For the three months period ended March 31, 2014, general and administrative expenses (“G&A”) decreased approximately $198,000 to approximately $386,000 as compared to approximately $584,000 for the same three month period in 2013. Included in G&A totals in the first quarter of 2014 are (i) non-cash stock compensation payments for services in the amount of $214,000 and (ii) recovery of bad debt previously written off in 2013 in the amount of $109,000. The changes in G&A expenses were mainly a result of (a) declines in professional fees of approximately $68,000, (b) a decline of $200,000 in prior write-off costs for a deposit from our contract packager which occurred in first quarter 2013, (c) an increase of $83,000 in investor relations and public relations costs which include costs associated with market awareness of the Company’s stock, press releases, assistance in capital raising and fees for obtaining funding, (d) a small increase of $21,000 in human resource expenses which included salary and benefits and board of directors costs, (e) an increase in all other general expense of $75,000 which includes D&O insurance, telephone, computer expenses, and general overhead and other office-related expenses and (f) recovery of $109,000 for bad debt previously written off in 2013.

Share-based compensation issued for services: Due to our cash flow issues in first quarter 2014 and 2013, we issued common stock for payment of service to various vendors. The following table lists what area of General and Administrative expenses for which we issue our common stock:

			( ) = unfavorable
	2014	2013	$ Change
Consulting	–	66,000	66,000
Investor relations and Marketing	211,000	130,000	(81,000)
Total General & Administrative	211,000	196,000	(15,000)

Total Other Expenses. Other expenses for the first quarter of 2014 increased by approximately $965,000 to approximately $1,045,000 from approximately $80,000 for the first quarter of 2013.

Other expenses consist of interest expense, amortization of debt discount, change in fair value of derivative liabilities and gain on extinguishment of debt.

Interest expense in for first quarter 2014 consist of the following: a) interest on our convertible debts, which was approximately $51,000, and of this amount we made cash payments of $35,000 as compared to interest cash payments of approximately $28,000 in the same period in 2013, b) interest cost associated with a term loan of $500,001 which was approximately $7,700, as compared to approximately $10,000 in the same period in 2013, c) interest costs associated with the Company’s line of credit with a bank was approximately $10, as compared to $800 in the same period in 2013 and d) interest cost associated with our purchase order financing from related party was approximately $25,000, as compared to approximately $37,000 for the same period in 2013. Our total interest expense for the first quarter of 2014 was approximately $83,000 as compared to approximately $83,000 for the first quarter of 2013.

A significant portion of our other expense in first quarter of 2014 was due to financing costs which were mainly the issuance of warrants for a settlement with GEM which was valued at $552,000 and accrued expense to financing fee of $165,000 for Ironridge and the issuance of common stock for payment of fees valued at $96,000.

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The loss on derivative liability in first quarter of 2014 was approximately $513,000 as compared to $7,000 for the same period in 2013. The change is a result of the increased amount of convertible debt and our the volatility of our common stock.

With an extinguishment of debt from paying off convertible notes early, we incurred gains of approximately $457,000 for the first quarter of 2014, as compared $0 for the same period in 2013.

We also incurred financing fees because we issued common stock with a value greater than the value associated with debt in the amount of approximately $972,000 in the first quarter of 2014, as compared $0 for the same period in 2013.

Income taxes (benefit). Total income taxes expense for the three months period ended March 31, 2014 and 2013 was none. For 2014 and 2013 the Company incurred losses that increased the current deferred tax benefit but since the likelihood of not being able to recover the deferred tax benefit a valuation allowance of 100%.

Net Loss Applicable to Common Shares. The Company recorded a net loss of approximately $1,259,000 in first quarter of 2014, compared to a net loss of approximately $720,000 for the same period of 2013, which is an increase in our net loss of approximately $539,000 for the first quarter of 2014 as compared to the first quarter of the prior year. This increase in net loss is mainly due to significant costs increases in other expenses of approximately $965,000 as described above. We increased our sales due to our infusion of new businesses which increased our gross profit by approximately $609,000,as described above. The Company accrued a preferred stock dividend of $20,860 in both 2014 and 2013, resulting in a loss of income available to common shareholders of $1,235,000 and $741,000 for first quarter 2014 and 2013, respectively. Basic and diluted loss per common share were $0.01 and $0.01 for the first quarter 2014, and 2013, respectively.

                ScripsAmerica, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

SCRIPSAMERICA, INC.

Date: May 15, 2014	By:	/s/Robert Schneiderman
Robert Schneiderman
Chief Executive Officer

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